EXHIBIT 99.3

PURCHASES BY FOSUN INTERNATIONAL OF FOCUS MEDIA ADSs

SINCE THE FILING OF AMENDMENT NO. 1 TO THE ORIGINAL 13D

Trade Date	Number of ADSs	Number of Underlying Ordinary Shares	Price Per ADS (excluding commissions) (US$)
2008-12-24	150,000	750,000	8.8859
2008-12-29	200,000	1,000,000	8.6579
2008-12-30	250,000	1,250,000	8.7673
2009-1-8	25,150	125,750	8.8426
2009-1-9	197,133	985,665	8.7694
2009-1-13	400,000	2,000,000	7.8375
2009-1-22	4,613,200	23,066,000	6.9944